(Excerpt Translation)

May 20, 2015

Toyota Motor Corporation

1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in April 2015 (the “Current Month”).

1. Summary

Number of listed shares as of the end of the preceding month	3,417,997,492 shares
Total number of shares changed during the Current Month	0 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares	)
(out of which, as a result of other reasons)	(0 shares	)
Number of listed shares as of the end of the Current Month	3,417,997,492 shares

2. Stock acquisition rights exercised

<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1) Number of shares

	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)		(out of which, number of shares transferred from treasury shares)
6th series	27,500 shares	(0 shares	)	(27,500 shares	)
7th series	12,000 shares	(0 shares	)	(12,000 shares	)
8th series	12,000 shares	(0 shares	)	(12,000 shares	)
9th series	9,600 shares	(0 shares	)	(9,600 shares	)

(2) Exercise price

	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
6th series	JPY 198,615,000	(JPY 0)	(JPY 198,615,000)
7th series	JPY 56,184,000	(JPY 0)	(JPY 56,184,000)
8th series	JPY 49,848,000	(JPY 0)	(JPY 49,848,000)
9th series	JPY 30,268,800	(JPY 0)	(JPY 30,268,800)